[LAN letterhead]

April 25, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Susan Block
Attorney Advisor

Re:	Lan Airlines S.A.
Amendment No. 4 to Registration Statement on Form F-4
Filed April 18, 2012
File No. 333-177984

Dear Ms. Block:

This letter responds to the letter, dated April 20, 2012, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Enrique Cueto Plaza, Chief Executive Officer of Lan Airlines S.A. (“LAN”), with respect to Amendment No. 4 to the registration statement on Form F-4 (File No. 333-177984) (the “Form F-4”) filed on April 18, 2012 (“Amendment No. 4”). We have also attached a copy of Amendment No. 5 to the Form F-4 (the “Amended Form F-4”), which shows the changes we have made to Amendment No. 4 in response to the Staff’s comment. For your convenience, we have reproduced the Staff’s comment below and provided our response below that comment. Unless otherwise indicated, all page references in our response refer to the pages in the Amended Form F-4. Terms used in our response that are defined in the Amended Form F-4 have the meanings assigned to such terms in the Amended Form F-4.

Summary, page 26

Accounting Treatment, page 40

1.	Please revise here and elsewhere similarly disclosed (for example, pages 49, 115, 120 and 228), to disclose the basis upon which LAN is considered to be the acquirer of TAM for accounting purposes, that is, describe how LAN controls TAM.

Susan Block

United States Securities and Exchange Commission

April 25, 2012

Response:

IAS 27 and its interpretive guidance focus the control analysis for consolidation on two broad principles: (i) who bears the risks and returns of the investee and (ii) who has the power to direct the relevant activities of the investee. Following these principles, LAN identified these factors as relevant to the control of TAM and its subsidiaries for accounting purposes under IFRS:

•

LAN will own 100% of the economic interest in TAM and its subsidiaries and, therefore, will be exposed to the totality of the economic risks and returns associated with the activities, airline operations and ownership of those entities.

•

LATAM will integrate the operations of LAN and TAM and both entities will be operated as a single company. The LATAM CEO will be the highest ranking officer within the LATAM Group, will be in charge of the overall operation of the group and will report to the LATAM board.

•	The LATAM CEO will also manage and evaluate the performance of all other executives in the LATAM Group and, together with the LATAM board, determine appropriate compensation for them.

•

As a contractual matter, all of the corporate actions that require supermajority shareholder or board approval effectively require the consent of both LAN and the TAM controlling shareholders and many of these are actions which TAM and its airline subsidiaries must take to operate in the ordinary course (e.g., approval of annual budgets, appointment of certain executives, etc.).

•

Because the TAM controlling shareholders will exchange 100% of their economic interest in TAM for LAN shares, they will have a strong economic incentive to act in the best interests of LAN and all of its shareholders when they exercise their rights as shareholders and directors of TAM and its airline subsidiaries and they will have no incentive to exercise such rights in a manner beneficial to TAM and detrimental to LAN.

•

Each director of TAM and its airline subsidiaries will have a fiduciary duty to act in the economic best interests of their shareholders; because LAN will be the only shareholder who will have an economic interest in TAM and its airline subsidiaries, this fiduciary duty will run solely to, and for the benefit of, LAN.

•	Each individual that the TAM controlling shareholders elect or have elected as a director of LAN must also be appointed by them as a director of TAM and its airline subsidiaries.

•	LAN will have the contractual right to select each successor to the TAM CEO from a list of three candidates proposed by the TAM controlling shareholders.

•

LAN and the TAM controlling shareholders will be related parties under IFRS because of the shareholder agreements and the fact that they entered into this transaction with the explicit objective of combining and operating these two companies as a single economic entity.

Based on these relevant factors, LAN believes that for accounting purposes under IFRS LAN controls, and therefore should consolidate, TAM and its subsidiaries.

LAN has revised the disclosure on pages 39, 49, 116, 121 and 230 of the Amended Form F-4 as requested by the Staff.

Susan Block

United States Securities and Exchange Commission

April 25, 2012

*     *     *

We trust that this letter responds to the issues raised in your comment letter. If you have additional questions, please do not hesitate to contact us.

Respectfully submitted,

LAN AIRLINES S.A.

By: /s/ Enrique Cueto Plaza

Enrique Cueto Plaza

Chief Executive Officer

LAN Airlines S.A.

HOLDCO II S.A.

By: /s/ Enrique Cueto Plaza

Enrique Cueto Plaza

General Manager/Chief Executive Officer

Holdco II S.A.